07001084

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2007

SEC FILE NUMBER
8-28434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seville Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Montvue Road
(No. and Street)

Knoxville	TN	37919
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Elliott 865-690-2941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bible Harris Smith, P.C.
(Name – *if individual, state last, first, middle name*)

507 West Clinch Avenue	Knoxville	TN	37902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert W. Elliott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seville Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert W. Elliott
Signature

President
Title

Billie F. McGhee My commission expires July 3, 2007
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVILLE CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

SEVILLE CAPITAL, INC.
YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Seville Capital, Inc.
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of Seville Capital, Inc., as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seville Capital, Inc., at December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 26, 2007

SEVILLE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
ASSETS		
CASH	$ 15,451	$ 4,215
COMMISSIONS RECEIVABLE	19,879	9,232
TOTAL ASSETS	$ 35,330	$ 13,447
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 7,125	$ -
Commissions Payable	20,139	112
Total Current Liabilities	27,264	112
STOCKHOLDER'S EQUITY		
Common Stock, Stated Value $50 Per Share; Authorized 2,000 Shares Issued and Outstanding 100 Shares	5,000	5,000
Additional Paid-In Capital	27,445	27,445
Retained Deficit	(24,379)	(19,110)
Total Stockholder's Equity	8,066	13,335
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,330	$ 13,447

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2006	2005
REVENUES		
Commissions	$ 750,540	$ 193,775
EXPENSES		
Management Services	251,404	120,750
Commissions	494,014	59,041
Legal and Professional	7,125	6,947
Registration, License and Dues	1,741	1,810
Fidelity Bond Insurance	878	369
Other Expenses	647	354
TOTAL EXPENSES	755,809	189,271
NET INCOME (LOSS)	$ (5,269)	$ 4,504

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES - JANUARY 1, 2005	$ 5,000	$ 27,445	$ (23,614)
NET INCOME (LOSS) - 2005	-	-	4,504
BALANCES - DECEMBER 31, 2005	5,000	27,445	(19,110)
NET INCOME (LOSS) - 2006	-	-	(5,269)
BALANCES - DECEMBER 31, 2006	$ 5,000	$ 27,445	$ (24,379)

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	Year Ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (5,269)	$ 4,504
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used by) Operating Activities:		
(Increase) Decrease in Assets:		
Commissions Receivable	(10,647)	(7,607)
Increase (Decrease) in Liabilities:		
Accounts Payable	7,125	-
Commissions Payable	20,027	(6,926)
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	11,236	(10,029)
CASH - BEGINNING	4,215	14,244
CASH - ENDING	$ 15,451	$ 4,215

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 1 - Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - Seville Capital, Inc., is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company sells mutual funds securities. The Company also sells insurance and pension plans. Their clients are located throughout East Tennessee and Kentucky. The Company sells securities in Tennessee only.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and practices applicable to brokers and dealers in securities.

Income Taxes - The Company utilizes the cash method of accounting for income tax purposes. Revenue is recognized when received and expenses are recognized when paid.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (see Note 4) which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities, using enacted tax rates in effect for the current year.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Such differences relate primarily to using the cash basis for income tax reporting and the accrual basis for financial statement reporting and to the recognition of future tax benefits from operating loss carryforwards.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 - Subordinated Liabilities

At December 31, 2006 and 2005, there were no liabilities which were subordinated to claims of general creditors. No subordinated liabilities existed at any time during 2006 or 2005 and we, therefore, report no increases or decreases in these liabilities.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company's net capital amounted to $8,066 and $13,335, respectively. The Company's net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.38 to 1 and .008 to 1 at December 31, 2006 and 2005, respectively.

Note 4 - Income Taxes

As of December 31, 2006, the following net operating loss carryforwards were available to offset future taxable income:

		Expiring:
Federal	$ 31,000	2013 to 2025
State	$ 41,000	2007 to 2020

Deferred tax benefits related to the above operating loss carryforwards were computed based upon enacted tax law. Since the Company does not expect to realize the future tax benefits prior to their expiration, a valuation allowance equal to the benefit has been recorded. Accordingly, there is no provision for deferred income taxes.

	2006	2005
Federal	$ 4,600	$ 6,300
State	2,700	3,400
Total	7,300	9,700
Valuation Allowance	(7,300)	(9,700)
Deferred Income Tax Benefit	$ --	$ --

Note 5 - Related Party Transactions

A company related by common ownership provides office space, management, and support services to Seville Capital, Inc., and was paid approximately $251,000 and $120,750 for facilities and services during 2006 and 2005, respectively.

Commissions of approximately $99,000 and $41,300 were paid to the Company's shareholder during 2006 and 2005, respectively.

SUPPLEMENTARY INFORMATION

SEVILLE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

Total Ownership Equity (From Statement of Financial Condition)	$ 8,066
Nonallowable Assets and Adjustments	-
NET CAPITAL	$ 8,066
AGGREGATE INDEBTEDNESS	$ 27,264
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000
Excess Net Capital	$ 3,066
Excess Net Capital at 1000%	$ 5,340
Ratio of Aggregate Indebtedness to Net Capital	3.380 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5):

Net Capital, as reported in unaudited Part IIA of the Focus Report, agrees with above computation.

SEVILLE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2006

The Company claims exemption under Section (k)(2)(i), "Special Account for Exclusive Benefit of Customers" maintained.

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Seville Capital, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Seville Capital, Inc. (the Company) for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one of more of the internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006 and this report does not affect our report thereon dated February 26, 2007.

Pursuant to the notification requirements, we are to call to the attention of the chief financial officer any weaknesses that we believe to be material and that were disclosed during the work performed. We have made such notification and we believe the following information is required as the following information has not, to our knowledge, been reported by the chief financial officer.

1) Net capital computations were not made on a regular, ongoing, daily basis during the period January 1, 2006 through January 31, 2007 as required. Net capital violations could have occurred and not have been recognized in a timely manner by the Company's management based on the following:
   a) We reviewed the Company's check register for the period January 1, 2006 through January 31, 2007.
      i) The check register did not include the cumulative account balance.
   b) We reviewed the Company's bank statements for the period January 1, 2006 through January 31, 2007.
      i) The bank statements include "Balance Activity History" information. The Balance Activity History indicates the possibility that net capital requirements were not met when the balances fell below the $5,000 minimum requirement. Based on our review of the Company's files, deficiencies may have occurred and may not have been reported to the appropriate regulators.
   c) We recognize that properly accrued, allowable receivables will impact the net capital computations.
      i) We did not attempt to recalculate these on a daily basis.
      ii) We did, however, review the quarterly focus reports and trace receivables reported with the following results noted:
         (1) The second quarter included receivables that were not collected within 30 days of the quarter end.
      iii) Receivables included on the general ledger for the months ended January 2006 and July 2006 were not collected within 30 days. Net capital was below $5,000 for these month ends if the receivables were excluded.

2) Documentation to support full compliance with the NASD Rule 3012 was not provided.

3) Seville Capital, Inc. did not provide evidence of a fidelity bond for the period November 1, 2006 through the date of our report, February 26, 2007. Management has represented that payment was mailed for the bond on February 26, 2007 and that the bonding company agreed to retroactive reinstatement upon receipt of payment. We were not able, however, to review the documentation or bonding agreement prior to issuing our report.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 26, 2007

END